UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 13, 2017

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other incorporation)	(I.R.S. Employer Identification No.)

10780 Santa Monica Blvd., Suite 140

Los Angeles, CA 90025

(Full mailing address of principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.   Other Events.

On April 13, 2017, we issued a shareholder letter discussing our financial results for the quarter ended March 31, 2017.  The text of the shareholder letter is set forth below.

Q1 2017 Shareholder Letter

Dear Valued Investors,

Welcome to the second quarter of 2017. As Spring begins and Tax Day approaches, we want to thank you for your continued investment in Mogul REIT I and share some developments that have taken place since our last shareholder letter.

The first quarter of 2017 was an exciting one for us. We continued to grow Mogul REIT I, adding four additional assets to the REIT.  We also achieved several milestones, including one of our investments going full cycle and repaying in the month of March, and reaching $10 million of capital invested in MogulREIT I through our online platform at RealtyMogul.com.

We have now paid distributions for nine consecutive months, one for each month since our offering was qualified by the SEC on August 15, 2016.  Each of these distributions equates to 8% on an annualized basis assuming a $10 per share purchase price and calculated for each period from August 15, 2016 to April 30, 2017. While RM Adviser, LLC, our manager, is under no obligation to continue to declare distributions at this rate, the annualized distribution rate assumes that future distributions will be similar to these distributions.  We believe our process and experience will continue to differentiate our performance over time, providing a competitive advantage that allows us to maximize returns.  As you may already be aware, our entity is designed to be accessible to investors online only, which eliminates the traditional, manpower-intensive distribution channels with their associated high expenses. While some other REITS have offering expenses up to 15% of capital raised, we’ve capped our expenses to 3%, a very low number in the REIT industry. Bottom line, we are continuing to put more of your money to work for you.

Current Investments

Our investment strategy continues to be to acquire a diversified portfolio of assets that pay attractive and consistent cash distributions and to preserve, protect and return your capital contribution. We aim to invest in a variety of different property types such as multi-family, office, industrial, self-storage and retail. As of the date of this letter, MogulREIT I owns five investments:

	MogulREIT I					Current
	Acquisition	Property		Investment	Principal	Unpaid	Interest
Asset Name	Date	Type	Square Feet/Units	Type	Acquired	Balance	Rate/Yield
Synchrony Financial	8/19/2016	Office	150,000	Preferred Equity	$2,000,000	$1,787,335	10.0%
Animas	1/11/2017	Flex	111,451	Preferred Equity	$1,450,128	$1,360,798	10.5%
Parkway Plaza	2/17/2017	Office	189,388	Mezz Debt	$3,400,000	$3,400,000	10.0%
Highland Place	3/23/2017	Office	138,771	Mezz Debt	$2,300,000	$2,300,000	10.0%
Hanford Center	4/3/2017	Retail	29,381	Bridge Debt	$1,900,000	$1,900,000	9.5%

All assets are performing and paid current through March 31, 2017.

Synchrony Financial Office and Animas Flex

Both Synchrony Financial Office and Animas Flex are preferred equity transactions located in Canton, Ohio and West Chester, Pennsylvania, respectively. Synchrony was in the portfolio as of December 31, 2016 and Animas Flex was added as of January 11, 2017.  Both of these assets were discussed in our Q4 2016 shareholder letter and as a brief recap, these are fully amortizing and while they are not debt, they behave like a real estate loan with a set interest rate, monthly payment and maturity date. The Synchrony Financial and Animas properties are leased to financially stable single tenants with lease terms that extend beyond the maturity date of our investment. These transactions are structured such that the entire investment is repaid during the remaining years of the tenant’s leases which eliminates our risk relating to the lease renewal or a  change in lease terms.

Our Newest Investments

The latest additions to the MogulREIT I portfolio are Parkway Plaza, Highland Place and Hanford Center.   Both Parkway Plaza and Highland Place  are mezzanine financing (“Mezzanine Debt”) and Hanford Center is a senior, first position loan.  The Hanford Center loan is a short-term loan that is secured by a lien or a legal claim to the real property itself; it is also known as secured debt.   Mezzanine Debt is secured by a pledge of the ownership entity, in other words, MogulREIT I, as the debtor, has claim to the person or legal entity that owns the real estate.

Parkway Plaza

Parkway Plaza is a 189,388 square foot office complex that consists of five, single-story buildings located in San Antonio, Texas, just north of San Antonio International Airport. We like this investment because it has stabilized occupancy with national tenants such as J. Crew, ADT Time Warner Cable and T-Mobile. This investment also has experienced sponsorship behind it and has a strong location and market.

We acquired Parkway Plaza on February 17, 2017 for a principal balance of $3,400,000.  The investment has a fixed interest rate of 10% and an original term of three years.

Highland Place

Highland Place is a 138,771 square foot three-story office building located in Centennial, Colorado, approximately 15 miles southeast of Denver. The property is 100% occupied with limited rollover as well as a strong location and market.  The sponsor for this investment is the same sponsor as Parkway Plaza, an experienced commercial real estate company.

We acquired Highland Place on March 22, 2017 for a principal balance of $2,300,00.  It has a fixed interest rate of 10% with an original term of three years.

Hanford Center

Hanford Center is a 29,831 square foot retail center anchored by Big Lots and a regional grocery store. This investment is appealing to us because of the 15 year lease on over half of the leasable square footage.   In addition, prior to the Hanford Center investment a related party of ours, Realty Mogul, Co., funded a loan to this borrower that was repaid in full.

We acquired Hanford on March  31,2017 for a principal balance of $1,900,000.  It has an interest rate of 9.5% with an original term of eighteen months with one six month extension.

Completed Investments

We hit an impressive milestone in March with one of our investments, Orange County Mezzanine Financing—Garden Grove, CA. We acquired this asset in August 2016 and it paid off in full on March 29, 2017. In additional to the entire repayment of principal in the amount of $3,915,000, we also received $137,569 in interest with $116,036 of that representing a prepayment premium for the time from payoff to July 4, 2017. All interest payments and yield maintenance were paid in full during the investment period, amounting to an 11% annualized interest rate.

Market Update

So far, 2017 has continued the trends of a maturing cycle.  We continue to observe a slowdown in transactions in top tier markets, with the commercial database, Real Capital Analytics, reporting a 16 percent decline in the six major metros in 2016, as contrasted to secondary and tertiary markets which posted a six percent decline.  Capitalization rates seem to be flattening with the exception of small markets which are seeing gains.  We attribute this to investors broadening their search for yield and value into secondary and tertiary markets.

We will continue to carefully vet opportunities and seek value through structure and innovations.

Enhancements

Investor feedback is very important to us. Many of the adjustments we make to our offering and our site are based on direct feedback from you, our investors. Some of the changes we have made in the first quarter of 2017 are:

•	Reduced the minimum investment to $1,000 from $2,500,
•	Added the ability for investors to invest with retirement funds with an initial minimum investment of $10,000,
•	Changed the distribution frequency to monthly from quarterly,
•	Began allowing automatic reinvestment through our distribution reinvestment program, and
•	Reimagined investor dashboards for a more streamlined experience for our investors.

We would also like you to know that we filed our annual report (Form 1-K) with the SEC on April 12, 2017. This report gives additional details regarding MogulREIT I and includes the audited financial statements. You can access this report here.

We are looking forward to continuing to grow MogulREIT I and are excited for the coming months.  As always, please feel free to reach out to us at info@realtymogul.com, or calling us directly, with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, RealtyMogul.com

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly duly authorized.

MOGULREIT I, LLC

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

Date:	April 13, 2017